UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan	000837056
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K	
for the Fiscal Year Ended March 31, 2018	33-23423-01
Electronic report, schedule or registration statement	SEC file number, if available
of which the documents are a part (give period of report)	

S-_____
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-_____
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2018
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

tk-701119

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 8, 2018.

Japan

By:

Tomohiro Fujiyama
Ministry of Finance, Consulate General of Japan in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__ , that the information set forth in this statement is true and complete.

By:_____
(Name)

_____
(Title)

tk-701119

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2019

Exhibit 1

平成 30 年度予算及び財政 投融資計画の説明

第 196 回 国 会

（未 定 稿）

平 成 30 年 1 月

財 務 省 主 計 局
　　　　　理 財 局

Ⅰ 一 般 会 計 歳 入 歳 出 予 算
1 歳 入 予 算 対 前 年 度 比 較 表

(単位 千円)

区 分	30 年 度 予 算 額	29 年 度 予 算 額	比 較 増 △ 減
租 税 及 印 紙 収 入	59,079,000,000	57,712,000,000	1,367,000,000
官 業 益 金 及 官 業 収 入	45,702,687	43,846,167	1,856,520
政 府 資 産 整 理 収 入	276,637,094	254,079,148	22,557,946
雑 収 入	4,555,863,917	5,019,406,632	△ 463,542,715
公 債 金	33,692,200,000	34,369,800,000	△ 677,600,000
前 年 度 剰 余 金 受 入	63,365,713	55,577,463	7,788,250
計	97,712,769,411	97,454,709,410	258,060,001

2 歳出予算主要経費別対前年度比較表

(単位 千円)

事 項	30 年 度 予 算 額	29 年 度 予 算 額	比 較 増 △ 減
社 会 保 障 関 係 費			
1 年 金 給 付 費	11,685,256,884	11,483,088,100	202,168,784
2 医 療 給 付 費	11,607,864,373	11,501,034,620	106,829,753
3 介 護 給 付 費	3,095,319,978	3,012,980,390	82,339,588
4 少 子 化 対 策 費	2,143,700,001	2,114,874,155	28,825,846
5 生 活 扶 助 等 社 会 福 祉 費	4,052,385,049	4,020,514,784	31,870,265
6 保 健 衛 生 対 策 費	351,415,581	304,219,655	47,195,926
7 雇 用 労 災 対 策 費	37,278,948	36,771,020	507,928
計	32,973,220,814	32,473,482,724	499,738,090
文 教 及 び 科 学 振 興 費			
1 義 務 教 育 費 国 庫 負 担 金	1,522,781,000	1,524,829,000	△ 2,048,000
2 科 学 技 術 振 興 費	1,315,869,907	1,304,506,688	11,363,219
3 文 教 施 設 費	76,557,840	78,790,501	△ 2,232,661
4 教 育 振 興 助 成 費	2,322,538,374	2,331,469,710	△ 8,931,336
5 育 英 事 業 費	126,875,741	117,096,651	9,779,090
計	5,364,622,862	5,356,692,550	7,930,312
国 債 費	23,301,964,027	23,528,489,636	△ 226,525,609
恩 給 関 係 費			
1 文 官 等 恩 給 費	8,541,364	9,669,531	△ 1,128,167
2 旧 軍 人 遺 族 等 恩 給 費	229,397,933	270,479,177	△ 41,081,244
3 恩 給 支 給 事 務 費	1,096,638	1,132,926	△ 36,288
4 遺 族 及 び 留 守 家 族 等 援 護 費	11,338,778	13,382,898	△ 2,044,120
計	250,374,713	294,664,532	△ 44,289,819
地 方 交 付 税 交 付 金	15,360,581,100	15,434,303,800	△ 73,722,700
地 方 特 例 交 付 金	154,400,000	132,800,000	21,600,000
防 衛 関 係 費	5,191,104,202	5,125,148,368	65,955,834
公 共 事 業 関 係 費			
1 治 山 治 水 対 策 事 業 費	844,871,000	844,371,000	500,000

事　　　　　　項	30年度予算額	29年度予算額	比較増△減
2　道路整備事業費	1,347,227,000	1,341,227,000	6,000,000
3　港湾空港鉄道等整備事業費	420,317,000	421,097,000	△　　780,000
4　住宅都市環境整備事業費	527,818,000	533,018,000	△　5,200,000
5　公園水道廃棄物処理等施設整備費	101,554,000	102,626,000	△　1,072,000
6　農林水産基盤整備事業費	603,017,000	600,367,000	2,650,000
7　社会資本総合整備事業費	2,000,308,000	1,999,694,000	614,000
8　推　　進　　費　　等	59,846,000	60,846,000	△　1,000,000
小　　　　計	5,904,958,000	5,903,246,000	1,712,000
9　災害復旧等事業費	73,989,000	73,079,000	910,000
計	5,978,947,000	5,976,325,000	2,622,000
経　済　協　力　費	508,907,368	511,018,417	△　2,111,049
中　小　企　業　対　策　費	177,141,758	181,041,023	△　3,899,265
エ　ネ　ル　ギ　ー　対　策　費	918,641,310	963,474,032	△　44,832,722
食　料　安　定　供　給　関　係　費	992,427,382	1,017,438,878	△　25,011,496
そ　の　他　の　事　項　経　費	6,190,436,875	6,109,830,450	80,606,425
皇　　　室　　　費	9,859,615	6,217,637	3,641,978
国　　　　　会	141,457,439	139,357,864	2,099,575
裁　　　判　　　所	321,210,516	317,702,810	3,507,706
会　計　検　査　院	17,501,115	17,271,415	229,700
内　　　　　閣	110,430,965	109,203,373	1,227,592
内　　閣　　府	711,627,766	719,227,383	△　7,599,617
総　　務　　省	297,225,617	284,578,769	12,646,848
法　　務　　省	763,757,087	750,388,317	13,368,770
外　　務　　省	301,554,370	295,250,914	6,303,456
財　　務　　省	1,670,552,958	1,646,654,238	23,898,720
文　部　科　学　省	223,774,816	223,718,607	56,209
厚　生　労　働　省	326,242,033	341,510,452	△　15,268,419
農　林　水　産　省	408,233,179	386,547,085	21,686,094
経　済　産　業　省	121,461,436	121,795,595	△　334,159
国　土　交　通　省	676,972,127	661,672,065	15,300,062
環　　境　　省	88,575,836	88,733,926	△　158,090
予　　備　　費	350,000,000	350,000,000	―
合　　　　計	97,712,769,411	97,454,709,410	258,060,001

Ⅱ 特別会計歳入歳出予算

（単位 千円）

会　計　名	30年度予算額 歳　入	歳　出	29年度予算額 歳　入	歳　出		比　較　増　△　減 歳　入		歳　出
交付税及び譲与税配付金	51,921,585,043	51,711,428,468	52,222,380,911	52,081,672,325	△	300,795,868	△	370,243,857
地 震 再 保 険	186,917,239	186,917,239	179,525,859	179,525,859		7,391,380		7,391,380
国 債 整 理 基 金	191,220,694,314	191,220,694,314	196,641,565,107	196,641,565,107	△	5,420,870,793	△	5,420,870,793
外 国 為 替 資 金	2,903,305,425	970,988,429	2,528,274,654	914,522,801		375,030,771		56,465,628
財 政 投 融 資								
財政融資資金勘定	26,183,717,164	26,082,936,645	27,080,312,785	26,961,172,358	△	896,595,621	△	878,235,713
投 資 勘 定	828,360,908	828,360,908	834,779,006	834,779,006	△	6,418,098	△	6,418,098
特定国有財産整備勘定	70,878,114	27,499,372	43,198,276	28,838,292		27,679,838	△	1,338,920
エ ネ ル ギ ー 対 策								
エネルギー需給勘定	2,235,469,659	2,235,469,659	2,338,024,553	2,338,024,553	△	102,554,894	△	102,554,894
電源開発促進勘定	338,969,758	338,969,758	345,345,906	345,345,906	△	6,376,148	△	6,376,148
原子力損害賠償支援勘定	12,296,840,648	12,296,840,648	12,641,918,620	12,641,918,620	△	345,077,972	△	345,077,972
労 働 保 険								
労 災 勘 定	1,165,247,366	1,069,885,033	1,212,300,586	1,061,026,852	△	47,053,220		8,858,181
雇 用 勘 定	2,539,125,367	2,539,125,367	2,485,824,434	2,485,824,434		53,300,933		53,300,933
徴 収 勘 定	2,528,718,923	2,528,718,923	2,548,235,122	2,548,235,122	△	19,516,199	△	19,516,199
年 金								
基 礎 年 金 勘 定	25,186,782,315	25,186,782,315	24,564,528,500	24,564,528,500		622,253,815		622,253,815
国 民 年 金 勘 定	3,909,368,660	3,909,368,660	4,248,450,793	4,248,450,793	△	339,082,133	△	339,082,133
厚 生 年 金 勘 定	48,119,554,538	48,119,554,538	47,361,663,022	47,361,663,022		757,891,516		757,891,516
健 康 勘 定	11,602,676,615	11,602,676,615	11,272,287,861	11,272,287,861		330,388,754		330,388,754
子ども・子育て支援勘定	2,614,386,319	2,614,386,319	2,454,067,785	2,454,067,785		160,318,534		160,318,534
業 務 勘 定	403,245,995	403,245,995	380,404,423	380,404,423		22,841,572		22,841,572
食 料 安 定 供 給								
農業経営安定勘定	281,283,664	281,283,664	269,797,872	269,797,872		11,485,792		11,485,792
食 糧 管 理 勘 定	851,041,126	851,041,126	839,200,793	839,200,793		11,840,333		11,840,333
農 業 再 保 険 勘 定	91,636,697	83,035,942	92,596,848	83,958,278	△	960,151	△	922,336
漁 船 再 保 険 勘 定	9,087,535	8,001,426	9,877,133	8,560,264	△	789,598	△	558,838
漁 業 共 済 保 険 勘 定	10,612,254	9,177,814	10,493,424	8,975,233		118,830		202,581
業 務 勘 定	17,264,242	17,264,242	16,173,332	16,173,332		1,090,910		1,090,910
国営土地改良事業勘定	23,941,707	23,941,707	28,454,789	28,454,789	△	4,513,082	△	4,513,082
国有林野事業債務管理	350,209,167	350,209,167	343,753,720	343,753,720		6,455,447		6,455,447
特 許	272,713,917	155,204,833	284,324,851	147,243,322	△	11,610,934		7,961,511
自 動 車 安 全								
保 障 勘 定	61,613,915	3,017,698	60,682,208	3,568,559		931,707	△	550,861

(単位　千円)

会計名	30年度予算額 歳入	30年度予算額 歳出	29年度予算額 歳入	29年度予算額 歳出	比較増△減 歳入	比較増△減 歳出
自動車検査登録勘定	49,082,340	35,289,567	46,436,565	36,229,712	2,645,775	△ 940,145
自動車事故対策勘定	13,711,561	13,711,561	12,656,578	12,656,578	1,054,983	1,054,983
空港整備勘定	431,646,607	431,646,607	389,906,809	389,906,809	41,739,798	41,739,798
東日本大震災復興	2,359,284,626	2,359,284,626	2,689,563,011	2,689,563,011	△ 330,278,385	△ 330,278,385

Ⅲ 政府関係機関収入支出予算

(単位 千円)

機　関　別	30 年 度 予 算 額		29 年 度 予 算 額		比　較　増　△　減	
	収　　入	支　　出	収　　入	支　　出	収　　入	支　　出
沖縄振興開発金融公庫	14,251,743	11,500,726	14,981,463	12,221,034	△　729,720	△　720,308
株式会社日本政策金融公庫						
国民一般向け業務	157,896,344	90,977,556	160,971,372	95,282,471	△　3,075,028	△　4,304,915
農林水産業者向け業務	49,525,177	44,824,220	51,250,400	45,749,138	△　1,725,223	△　924,918
中小企業者向け業務	97,149,984	47,345,724	103,360,981	51,888,852	△　6,210,997	△　4,543,128
信用保険等業務	207,155,186	428,662,428	235,701,621	571,488,634	△　28,546,435	△　142,826,206
危機対応円滑化業務	25,357,844	87,974,441	33,984,144	122,704,901	△　8,626,300	△　34,730,460
特定事業等促進円滑化業務	1,342,369	1,342,368	1,737,075	1,737,074	△　394,706	△　394,706
株式会社国際協力銀行	941,798,606	900,836,857	845,768,703	818,508,531	96,029,903	82,328,326
独立行政法人国際協力機構有償資金協力部門	157,954,499	113,767,544	156,008,450	125,383,041	1,946,049	△　11,615,497